

BAJA MINING
C O R P.



06010378

2350 - 1177 West Hastings Street
Vancouver, BC, Canada V6E 2K3
Tel: 604 685 2323
Fax: 604 629 5228
Website: www.bajamining.com

January 18, 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 19 2006
WASH. DC
152
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Re: Baja Mining Corp.
SEC File No. 82-34889

We are submitting herewith current information on Form 6-K, for the month of December, 2005, pursuant to Regulation 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed Form 6-K's by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Yours truly,

BAJA MINING CORP.

Per:
John W. Greenslade

JWG/gm
Enclosure

/BAJA/SEC FILINGS/ltSEC nov.doc

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL



BAJA MINING
C O R P.

2350 - 1177 West Hastings Street
Vancouver, BC, Canada V6E 2K3
Tel: 604 685 2323
Fax: 604 629 5228
Website: www.bajamining.com

January 18, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


COPY
SEC MAIL PROCESSING
RECEIVED
JAN 19 2006
152
SECTION

Dear Sir or Madam:

Re: Baja Mining Corp.
SEC File No. 82-34889

We are submitting herewith current information on Form 6-K, for the month of December, 2005, pursuant to Regulation 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed Form 6-K's by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Yours truly,

BAJA MINING CORP.

Per:
John W. Greenslade

JWG/gm
Enclosure

/BAJA/SEC FILINGS/ltSEC nov.doc

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December

BAJA MINING CORP.
(Translation of registrant's name into English)

Baja Mining Corp.
2350 - 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
(604) 685-2323
(Address of principal executive office)


SEC Mail Processing Section
RECEIVED
JAN 1 9 2006
Wash, DC
152

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]   No [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [X]   No [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [X]   No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-34889**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 18, 2006

BAJA MINING CORP.
(Registrant)



By: ______________________
President

Exhibit 1

December 5, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

INVESTOR RELATIONS AGREEMENT ENTERED INTO WITH ROBERT DOUGLAS CORPORATION

Baja Mining Corp. (the "Company") is pleased to announce it has retained Robert Douglas Corporation ("Douglas Corp.") to provide Investor Relations ("IR") services to the Company. Douglas Corp. is owned by Mr. Bob Douglas, of Komoka, Ontario, Canada and has many years experience working with senior management in defining corporate identities and articulating their inherent value to strategic partners and the investment community.

Douglas Corp. will assist the Company in liaising with members of the financial community, various stock exchanges, potential investors and current shareholders to keep them informed and up to date on the Company's El Boleo Property, in Baja California Sur, Mexico. In addition, news releases and public dissemination materials will be reviewed in order to increase market impact. Douglas Corp. will also assist with compliance with regards to "blue sky" regulations in the United States, as well as future compliance with the NASDAQ, AMEX, or other regulatory bodies.

Mr. Douglas will be paid a monthly fee of $1200, plus applicable taxes, for performing up to 12 hours of work per month for the Company, as well as being compensated for up to 6 additional days per month at a rate of $600 per day up to a maximum of $3600, plus applicable taxes, from working capital of the Company. The total cash payments or commitments to Douglas Corp. for one year of service totals up to $57,600.

Mr. Douglas has been granted options to purchase 150,000 shares of the Company at a price of $0.35 per share for a period of 5 years. Vesting of the shares will follow guidelines set out in the Company's stock option plan and as set forth by the TSX Venture Exchange policy. For each month that Douglas Corp. is performing work pursuant to the provisions of the Consulting Agreement, the options shall vest as to 20,000 optioned shares on the first day of each month, commencing November 30, 2005 and the options shall vest as to 2,000 optioned shares for each 6 hours of work performed in excess of 48 hours of work performed during any month, commencing November 30, 2005 provide not more than one quarter (1/4) of the optioned shares shall be exercised every three months. Shares for which vesting has been earned in excess of ¼ of the options in any three month period may be carried forward to and vested in the following quarter.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

Exhibit 2

December 15, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

PRIVATE PLACEMENT: 2nd TRANCHE NON-BROKERED CLOSING COMPLETE; CLOSE DATE SET FOR BROKERED PORTION

Baja Mining Corp. (the "Issuer") is pleased to announce it is proceeding to completion of a previously announced private placement (the "Placement"), comprised of both brokered and non-brokered portions, to raise up to $3,100,150 by issuance of up to 8,857,571 Units at $0.35 per Unit. Each Unit consists of one share and a half share purchase warrant. Each whole warrant allows the holder to purchase one share for a period of two (2) years from issuance at a price of $0.45 per share. In addition, the Issuer has accepted a subscription agreement from Fondel BV Finance ("Fondel") of Rotterdam for the non-brokered placement of a further 1,000,000 units at $0.35 per Unit resulting in the overall placements increase to $3,450,150 by issuance of up to 9,857,571 Units.

Non-brokered placement – 2nd tranch closing

Further to news releases dated October 18 and November 8, announcing the completion of the first tranche closing of the Placement (issuance of 1,426,678 Units at $0.35 per unit), the Company has received TSX-Venture Exchange (the "Exchange") final approval and is proceeding to close its second non-brokered tranche of $692,500 by issuance of 1,978,571 units at $0.35 per unit. This completes the previously announced non-brokered portion of the Placement in which the Company has raised a total of $1,191,837.30 by issuance of 3,405,249 Units at a price of $0.35 per Unit. Each Unit consists of one common share and a one-half a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase a further common share for a period of two (2) years from closing at a price of $0.45 per common share. The securities issued under the second tranche of the non brokered private placement are subject to a hold period until April 16, 2006.

In addition, the Company has filed for conditional acceptance of a separate non-brokered private placement with Fondel BV Finance ("Fondel") of Rotterdam to raise $350,000 by issuance of 1,000,000 units at $0.35 per Unit. All funds have been received from Fondel and the placement will close upon Exchange acceptance of the placement for filing. A finders fee will be paid in accordance with Exchange policy on the Fondel placement.

Brokered Placement

Further to a news release dated October 28, 2005, subject to receipt of final Exchange acceptance, the brokered portion of the Placement is scheduled to close on Wednesday, December 21, 2005. Haywood Securities Inc. ("Haywood"), of Vancouver, B.C., has acted as agent to offer up to 5,429,000 Units ($1,900,150) of the Issuer on a private placement basis to

accredited investors in Ontario, British Columbia and Alberta and in other jurisdictions within and outside of Canada that are agreed to by the Issuer.

Haywood will be paid a commission of 8% of the gross proceeds raised by it and will receive an Agent's Warrant equal to 10.0% of the number of Units sold by it. Each Agent's Warrant is convertible into one Unit at a price of $0.35 for a period of two years. The Issuer will also pay the agent a corporate finance fee in regard to the offering.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

Exhibit 3

December 21, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

BROKERED PRIVATE PLACEMENT CLOSED

Baja Mining Corp. (the "Company") is pleased to announce it has closed a previously announced brokered private placement (the "Placement"). Haywood Securities Inc. ("Haywood"), of Vancouver, B.C., has acted as lead agent to raise $1,839,500.25 by issuance of 5,255,715 Units of the Company at $0.35 per Unit. Each Unit consists of one common share and one-half of one transferable share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company until December 21, 2007 at a price of $0.45 per share. All securities issued are subject to a hold period until April 22, 2006.

Haywood has been paid a commission for its services, and the Company has also issued to Haywood and its subagents, an aggregate of 525,571 Agent's Options (equal to 10.0% of the number of Units sold). Each Agent's Option is convertible into one Unit at a price of $0.35 for a period of two years. The Company has also paid Haywood a corporate finance fee for services rendered in connection with the offering.

The Company has raised, through a combination of the previously announced non-brokered and brokered private placements, a net total of $2,869,756.60 by issuance of 8,660,964 Units. The Company has also received final approval from the TSX-Venture Exchange to close a private placement (announced December 15th) with Fondel BV Finance of Rotterdam for $350,000 by issuance of 1,000,000 Units at $0.35, and will do so once all funds have been received by the Issuer.

Funds raised from the above placements will be utilized to advance the Definitive Feasibility Study on the Company's 100% owned El Boleo copper-cobalt-manganese-zinc project. The Definitive Feasibility Study is currently scheduled for completion in mid-2006. The Company is currently conducting a trial underground mine utilizing a continuous mining machine; which trial is scheduled for completion the end of February 2006. A program of in-fill drilling will commence in January 2006 and a phase 2 pilot plant is scheduled for the first quarter of 2006.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

Exhibit 4

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Baja Mining Corp. (the "Company")
2350 – 1177 West Hastings Street
Vancouver BC V6E 2K3

ITEM 2. DATE OF MATERIAL CHANGE

December 15, 2005

ITEM 3. NEWS RELEASE

Issued December 15, 2005 and distributed through the facilities of Canada Stockwatch, SEDAR, Market News and the Company's website.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company received TSX-Venture Exchange final approval and closed its second non-brokered tranche of $692,499.85 by issuance of 1,978,571 Units at $0.35 per unit on December 15, 2005.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: John Greenslade, President
Telephone: (604) 685-2323

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 23rd day of December, 2005.

Exhibit 5

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Baja Mining Corp. (the "Company")
2350 – 1177 West Hastings Street
Vancouver BC V6E 2K3

ITEM 2. DATE OF MATERIAL CHANGE

December 21, 2005

ITEM 3. NEWS RELEASE

Issued December 21, 2005 and distributed through the facilities of Canada Stockwatch, SEDAR, Market News and the Company's website.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that it has closed a non-brokered private placement with Fondel BV Finance of Rotterdam to raise $350,000 by issuance of 1,000,000 Units at a price of $0.35 per Unit. Each Unit will consist of one common share and a one-half a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase a further common share for a period of two (2) years from closing at a price of $0.45 per common share.

The Company has closed a previously announced brokered private placement (the "Placement"). Haywood Securities Inc. ("Haywood"), of Vancouver, B.C., has acted as lead agent to raise $1,839,500.25 by issuance of 5,255,715 Units of the Company at $0.35 per Unit. Each Unit consists of one common share and one-half of one transferable share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company until December 21, 2007 at a price of $0.45 per share. All securities issued are subject to a hold period until April 22, 2006.

Haywood has been paid a commission for its services, and the Company has also issued to Haywood and its subagents, an aggregate of 525,571 Agent's Options (equal to 10.0% of the number of Units sold). Each Agent's Option is convertible into one Unit at a price of $0.35 for a period of two years. The Company has also paid Haywood a corporate finance fee for services rendered in connection with the offering.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: John Greenslade, President
Telephone: (604) 685-2323

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 29th day of December, 2005.